Exhibit 99.1

Yalla Group Limited Announces Unaudited Second Quarter 2025 Financial Results

DUBAI, UAE, August 11, 2025 /PRNewswire/ -- Yalla Group Limited (“Yalla” or the “Company”) (NYSE: YALA), the largest Middle East and North Africa (MENA)-based online social networking and gaming company, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Second Quarter 2025 Financial and Operating Highlights

•
Revenues were US$84.6 million in the second quarter of 2025, representing an increase of 4.1% from the second quarter of 2024.
o
Revenues generated from chatting services in the second quarter of 2025 were US$53.6 million.
o
Revenues generated from games services in the second quarter of 2025 were US$30.7 million.
•
Net income was US$36.5 million in the second quarter of 2025, a 16.4% increase from US$31.4 million in the second quarter of 2024. Net margin1 was 43.2% in the second quarter of 2025.
•
Non-GAAP net income2 was US$39.4 million in the second quarter of 2025, an 11.7% increase from US$35.2 million in the second quarter of 2024. Non-GAAP net margin3 was 46.5% in the second quarter of 2025.
•
Average MAUs4 increased by 8.8% to 42.4 million in the second quarter of 2025 from 39.0 million in the second quarter of 2024.
•
The number of paying users5 on our platform decreased by 7.0% to 11.2 million in the second quarter of 2025 from 12.0 million in the second quarter of 2024.

Key Operating Data	For the three months ended
	June 30, 2024	June 30, 2025

Average MAUs (in thousands)	38,999	42,421

Paying users (in thousands)	12,023	11,186

1 Net margin is net income as a percentage of revenues.

2 Non-GAAP net income represents net income excluding share-based compensation. Non-GAAP net income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

3 Non-GAAP net margin is non-GAAP net income as a percentage of revenues.

4 “Average MAUs” refers to the average monthly active users in a given period calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period. “Active users” refers to registered users who accessed any of our main mobile applications at least once during a given period. Yalla, Yalla Ludo, Yalla Parchis, YallaChat, 101 Okey Yalla, WeMuslim and Ludo Royal were our main mobile applications for the periods presented herein; and Yalla Jackaroo has been our main mobile application since the second quarter of 2025.

5 “Paying users” refers to registered users who played a game or purchased our virtual items or upgrade services using virtual currencies on our main mobile applications at least once in a given period, except for users who received all of their virtual currencies directly or indirectly from us for free; YallaChat does not involve the usage of virtual currencies, and the metrics of “paying users” and “ARPPU” do not reflect user activities on YallaChat. “Registered users” refers to users who have registered accounts on our main mobile applications as of a given time; a registered user is not necessarily a unique user, as an individual may register multiple accounts on our main mobile applications.

“We delivered another robust performance in the second quarter,” said Mr. Yang Tao, Founder, Chairman and CEO of Yalla. “Our revenues reached US$84.6 million, beating the upper end of our guidance. Improvements in our internal processes boosted operational efficiency, bringing our net margin to 43.2%, a year-over-year expansion of 4.6 percentage points. Meanwhile, our continued efforts to enrich our product portfolio and maintain a highly-engaged community drove an 8.8% year-over-year increase in average MAUs to 42.4 million.

“Building on these strong fundamentals, we continued to upgrade our flagship applications and broaden our product portfolio, expanding into new verticals to tap into MENA’s thriving digital transformation. We have two exciting Match-3 titles scheduled for release in the third quarter and a roguelike game set to debut in the fourth quarter this year. Additionally, our game distribution services segment is preparing for the distribution of a hard-core title. Going forward, Yalla Group will continue to enrich users’ digital lives with a diverse lineup of gaming products while working alongside partners to foster a sustainable digital ecosystem in MENA, compounding our advantages in this compelling market and unlocking its value for all of our stakeholders,” Mr. Yang concluded.

Ms. Karen Hu, CFO of Yalla, commented, “Strong execution across our operations fueled this quarter’s strong results, highlighted by better-than-expected revenues and enhanced profitability. Our disciplined cost management and improved efficiency resulted in a 16.4% year-over-year increase in our net income to US$36.5 million. Bolstered by this success, we continued to accelerate our expanded share buyback program, with 6,230,299 shares totaling US$41.0 million repurchased this year through June 30, 2025. We are open to further scaling this program, reflecting our deep confidence in the Company’s future growth potential and dedication to elevating shareholder value. Looking ahead, we remain committed to product innovation and operational excellence as we advance toward our vision of becoming the most popular platform for online social networking and entertainment activities in MENA.”

Second Quarter 2025 Financial Results

Revenues

Our revenues were US$84.6 million in the second quarter of 2025, a 4.1% increase from US$81.2 million in the second quarter of 2024. The increase was primarily driven by our broadening user base and enhanced monetization capability. Our average MAUs increased by 8.8% to 42.4 million in the second quarter of 2025 from 39.0 million in the second quarter of 2024.

In the second quarter of 2025, revenues generated from chatting services were US$53.6 million, and revenues from games services were US$30.7 million.

Costs and expenses

Our total costs and expenses were US$53.9 million in the second quarter of 2025, a 4.6% increase from US$51.6 million in the second quarter of 2024.

Our cost of revenues was US$27.9 million in the second quarter of 2025, a 3.7% decrease from US$29.0 million in the second quarter of 2024, primarily due to lower commission fees paid to third-party payment platforms as a result of diversified payment channels and lower share-based compensation expenses recognized in the second quarter of 2025. Cost of revenues as a percentage of our total revenues decreased to 33.0% in the second quarter of 2025 from 35.7% in the second quarter of 2024.

Our selling and marketing expenses were US$8.7 million in the second quarter of 2025, a 2.0% increase from US$8.5 million in the second quarter of 2024, primarily due to higher advertising and market promotion expenses attributable to our continued user acquisition efforts and expanding product portfolio. Selling and marketing expenses as a percentage of our total revenues decreased to 10.2% in the second quarter of 2025 from 10.5% in the second quarter of 2024.

Our general and administrative expenses were US$9.0 million in the second quarter of 2025, an 18.8% increase from US$7.6 million in the second quarter of 2024, primarily due to increases in incentive compensation and foreign exchange loss. General and administrative expenses as a percentage of our total revenues increased to 10.6% in the second quarter of 2025 from 9.3% in the second quarter of 2024.

Our technology and product development expenses were US$8.3 million in the second quarter of 2025, a 28.6% increase from US$6.5 million in the second quarter of 2024, primarily due to an increase in salaries and benefits for our technology and product development staff, driven by an increase in their headcount to support the development of new businesses and expansion of our product portfolio. Technology and product development expenses as a percentage of our total revenues increased to 9.9% in the second quarter of 2025 from 8.0% in the second quarter of 2024.

Operating income

Operating income was US$30.6 million in the second quarter of 2025, a 3.4% increase from US$29.6 million in the second quarter of 2024.

Non-GAAP operating income6

Non-GAAP operating income in the second quarter of 2025 was flat at US$33.5 million compared with that of the second quarter of 2024.

Interest income

Interest income was US$6.8 million in the second quarter of 2025, compared with US$7.1 million in the second quarter of 2024.

Income tax expense

Income tax expense was US$1.5 million in the second quarter of 2025, compared with US$5.8 million in the second quarter of 2024, primarily due to a decrease in UAE corporate tax.

Net income

As a result of the foregoing, our net income was US$36.5 million in the second quarter of 2025, a 16.4% increase from US$31.4 million in the second quarter of 2024.

Non-GAAP net income

Non-GAAP net income in the second quarter of 2025 was US$39.4 million, an 11.7% increase from US$35.2 million in the second quarter of 2024.

Earnings per ordinary share

Basic and diluted earnings per ordinary share were US$0.24 and US$0.20, respectively, in the second quarter of 2025, while basic and diluted earnings per ordinary share were US$0.20 and US$0.17, respectively, in the second quarter of 2024.

Non-GAAP earnings per ordinary share7

Non-GAAP basic and diluted earnings per ordinary share were US$0.25 and US$0.22, respectively, in the second quarter of 2025, compared with US$0.22 and US$0.19, respectively, in the second quarter of 2024.

Cash and cash equivalents, restricted cash, term deposits and short-term investments

As of June 30, 2025, we had cash and cash equivalents, restricted cash, term deposits and short-term investments of US$704.1 million, compared with US$656.3 million as of December 31, 2024.

6 Non-GAAP operating income represents operating income excluding share-based compensation. Non-GAAP operating income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

7 Non-GAAP earnings per ordinary share is non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by weighted average number of basic and diluted shares outstanding. Non-GAAP net income attributable to Yalla Group Limited’s shareholders represents net income attributable to Yalla Group Limited’s shareholders, excluding share-based compensation. Non-GAAP earnings per ordinary share and non-GAAP net income attributable to Yalla Group Limited’s shareholders are non-GAAP financial measures. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Share repurchase program

Pursuant to the Company’s share repurchase program beginning on May 21, 2021, with an extended expiration date of May 21, 2026, from January 1 through June 30, 2025, the Company repurchased 6,230,299 American depositary shares (“ADSs”), representing 6,230,299 Class A ordinary shares, from the open market with cash for an aggregate amount of approximately US$41.0 million, including US$5.4 million in the first quarter of 2025 and US$35.6 million in the second quarter of 2025. As of June 30, 2025, the Company had cumulatively completed cash repurchases in the open market of 13,535,437 ADSs, representing 13,535,437 Class A ordinary shares, for an aggregate amount of approximately US$90.4 million, since the inception of the current share repurchase program. The aggregate value of ADSs and/or Class A ordinary shares that remain available for purchase under the current share repurchase program was US$59.6 million as of June 30, 2025. In addition, the Company has decided to cancel all shares repurchased in 2025. As of August 11, 2025, the Company had cancelled 6,230,299 ADSs, representing 6,230,299 Class A ordinary shares.

Outlook

For the third quarter of 2025, Yalla currently expects revenues to be between US$78.0 million and US$85.0 million.

The above outlook is based on current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call on Monday, August 11, 2025, at 8:00 PM U.S. Eastern Time, which is Tuesday, August 12, 2025, at 4:00 AM Dubai Time, or Tuesday, August 12, 2025, at 8:00 AM Beijing/Hong Kong time.

Dial-in details for the earnings conference call are as follows:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
United Arab Emirates Toll Free:	80-003-570-3598
Mainland China Toll Free:	400-120-6115
Hong Kong, China Toll Free:	800-963-976
Access Code:	5144068

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.yalla.com.

A replay of the conference call will be accessible until August 18, 2025, by dialing the following telephone numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	1658736

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP financial measures, namely non-GAAP operating income, non-GAAP net income, non-GAAP net margin and non-GAAP basic and diluted earnings per ordinary share, as supplemental measures to review and assess the Company’s operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP operating income as operating income excluding share-based compensation. We define non-GAAP net income as net income excluding share-based compensation. We define non-GAAP net margin as non-GAAP net income as a percentage of revenues. We define non-GAAP net income attributable to Yalla Group Limited’s shareholders as net income attributable to Yalla Group Limited’s shareholders, excluding share-based compensation. We define non-GAAP earnings per ordinary share as non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by the weighted average number of basic and diluted shares outstanding.

By excluding the impact of share-based compensation expenses, which are non-cash charges, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. Investors can better understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess its core operating results, as they exclude share-based compensation expenses, which are not expected to result in cash payments. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by providing the relevant disclosure of its non-GAAP financial measures in the reconciliations to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of GAAP and non-GAAP results are set forth at the end of this press release.

About Yalla Group Limited

Yalla Group Limited is the largest MENA-based online social networking and gaming company, in terms of revenues in 2022. The Company operates two flagship mobile applications, Yalla, a voice-centric group chat platform, and Yalla Ludo, a casual gaming application featuring online versions of board games, popular in MENA, with in-game voice chat and localized Majlis functionality. Building on the success of Yalla and Yalla Ludo, the Company continues to add engaging new content, creating a regionally-focused, integrated ecosystem dedicated to fulfilling MENA users’ evolving online social networking and gaming needs. Through its holding subsidiary, Yalla Game Limited, the Company has expanded its capabilities in mid-core and hard-core games in the MENA region, leveraging its local expertise to bring innovative gaming content to its users. In addition, the growing Yalla ecosystem includes YallaChat, an IM product tailored for Arabic users, WeMuslim, a product that supports Arabic users in observing their customs, and casual games such as Yalla Baloot and 101 Okey Yalla, developed to sustain vibrant local gaming communities in MENA. Yalla is also actively exploring outside of MENA with Yalla Parchis, a Ludo game designed for the South American markets. Yalla’s mobile applications deliver a seamless experience that fosters a sense of loyalty and belonging, establishing highly devoted and engaged user communities through close attention to detail and localized appeal that profoundly resonates with users.

For more information, please visit: https://ir.yalla.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about Yalla Group Limited’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Yalla Group Limited’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yalla Group Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yalla Group Limited

Investor Relations

Kerry Gao - IR Director

Tel: +86-571-8980-7962

Email: ir@yalla.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

Email: yalla@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: yalla@tpg-ir.com

SOURCE Yalla Group Limited

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2024	June 30, 2025
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	488,379,894	342,981,483
Restricted cash	1,975,616	1,593,343
Term deposits	94,983,813	157,826,639
Short-term investments	70,932,713	201,710,485
Prepayments and other current assets	35,429,988	31,377,720
Total current assets	691,702,024	735,489,670
Non-current assets
Property and equipment, net	13,962,393	14,203,523
Intangible asset, net	896,005	786,429
Operating lease right-of-use assets	1,370,914	1,379,873
Long-term investments	93,698,924	81,061,625
Total non-current assets	109,928,236	97,431,450
Total assets	801,630,260	832,921,120

LIABILITIES
Current liabilities
Accounts payable	957,717	723,355
Deferred revenue, current	58,081,649	57,994,279
Operating lease liabilities, current	1,012,481	755,974
Amounts due to a related party	87,156	54,887
Income taxes payable	9,117,261	10,429,556
Accrued expenses and other current liabilities	32,404,872	21,941,503
Total current liabilities	101,661,136	91,899,554
Non-current liabilities
Deferred revenue, non-current	—	2,019,314
Operating lease liabilities, non-current	13,495	308,246
Deferred tax liabilities	2,148,022	2,593,131
Total non-current liabilities	2,161,517	4,920,691
Total liabilities	103,822,653	96,820,245

EQUITY
Shareholders’ equity of Yalla Group Limited
Class A Ordinary Shares	14,064	14,064
Class B Ordinary Shares	2,473	2,473
Additional paid-in capital	328,883,061	334,478,211
Treasury stock	(49,438,661)	(78,061,004)
Accumulated other comprehensive loss	(3,016,579)	(2,707,083)
Retained earnings	427,907,766	489,899,413
Total shareholders’ equity of Yalla Group Limited	704,352,124	743,626,074
Non-controlling interests	(6,544,517)	(7,525,199)
Total equity	697,807,607	736,100,875
Total liabilities and equity	801,630,260	832,921,120

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS

	Three Months Ended			Six Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025	June 30, 2024	June 30, 2025
	US$	US$	US$	US$	US$
Revenues	81,197,482	83,876,767	84,564,086	159,926,060	168,440,853
Costs and expenses
Cost of revenues	(29,025,673)	(29,200,423)	(27,944,596)	(57,596,934)	(57,145,019)
Selling and marketing expenses	(8,491,520)	(6,943,268)	(8,661,573)	(16,591,456)	(15,604,841)
General and administrative expenses	(7,576,904)	(8,695,308)	(9,002,347)	(14,224,796)	(17,697,655)
Technology and product development expenses	(6,481,616)	(7,828,137)	(8,338,195)	(12,743,870)	(16,166,332)
Total costs and expenses	(51,575,713)	(52,667,136)	(53,946,711)	(101,157,056)	(106,613,847)
Operating income	29,621,769	31,209,631	30,617,375	58,769,004	61,827,006
Interest income	7,097,975	6,561,180	6,791,492	13,742,859	13,352,672
Government grants	365,031	63,433	603,115	432,363	666,548
Investment income (loss)	60,233	(17,702)	21,758	(1,227,894)	4,056
Income before income taxes	37,145,008	37,816,542	38,033,740	71,716,332	75,850,282
Income tax expense	(5,793,582)	(1,437,077)	(1,531,310)	(9,276,790)	(2,968,387)
Net income	31,351,426	36,379,465	36,502,430	62,439,542	72,881,895
Net loss attributable to non-controlling interests	292,428	711,935	269,782	798,415	981,717
Net income attributable to Yalla Group Limited’s shareholders	31,643,854	37,091,400	36,772,212	63,237,957	73,863,612
Earnings per ordinary share
——Basic	0.20	0.23	0.24	0.39	0.47
——Diluted	0.17	0.20	0.20	0.34	0.41
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	160,721,827	159,186,659	155,958,658	160,550,641	157,604,992
——Diluted	183,535,654	182,187,686	180,765,359	183,397,911	181,508,856

Share-based compensation was allocated in cost of revenues, selling and marketing expenses, general and administrative expenses and technology and product development expenses as follows:

	Three Months Ended			Six Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025	June 30, 2024	June 30, 2025
	US$	US$	US$	US$	US$
Cost of revenues	1,867,863	1,326,085	1,328,152	3,770,580	2,654,237
Selling and marketing expenses	681,035	171,028	170,304	1,381,150	341,332
General and administrative expenses	1,321,200	1,130,507	1,328,931	2,654,514	2,459,438
Technology and product development expenses	19,198	119,474	20,670	281,929	140,144
Total share-based compensation expenses	3,889,296	2,747,094	2,848,057	8,088,173	5,595,151

YALLA GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended			Six Months Ended
	June 30, 2024	March 31, 2025	June 30, 2025	June 30, 2024	June 30, 2025
	US$	US$	US$	US$	US$
Operating income	29,621,769	31,209,631	30,617,375	58,769,004	61,827,006
Share-based compensation expenses	3,889,296	2,747,094	2,848,057	8,088,173	5,595,151
Non-GAAP operating income	33,511,065	33,956,725	33,465,432	66,857,177	67,422,157

Net income	31,351,426	36,379,465	36,502,430	62,439,542	72,881,895
Share-based compensation expenses, net of tax effect of nil	3,889,296	2,747,094	2,848,057	8,088,173	5,595,151
Non-GAAP net income	35,240,722	39,126,559	39,350,487	70,527,715	78,477,046

Net income attributable to Yalla Group Limited’s shareholders	31,643,854	37,091,400	36,772,212	63,237,957	73,863,612
Share-based compensation expenses, net of tax effect of nil	3,889,296	2,747,094	2,848,057	8,088,173	5,595,151
Non-GAAP net income attributable to Yalla Group Limited’s shareholders	35,533,150	39,838,494	39,620,269	71,326,130	79,458,763

Non-GAAP earnings per ordinary share
——Basic	0.22	0.25	0.25	0.44	0.50
——Diluted	0.19	0.22	0.22	0.39	0.44
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	160,721,827	159,186,659	155,958,658	160,550,641	157,604,992
——Diluted	183,535,654	182,187,686	180,765,359	183,397,911	181,508,856